EXHIBIT 99.1

Brookfield Renewable Announces $150 Million Green Perpetual Subordinated Note Issuance and Intention to Redeem Series 15 Preferred Units

All amounts in U.S. dollars unless otherwise stated

BROOKFIELD, News, March 25, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) and Brookfield Renewable Corporation (NYSE, TSX: BEPC) (together with Brookfield Renewable Partners L.P., “Brookfield Renewable”) today announced the closing of the issuance of a series of $150 million of fixed rate green perpetual subordinated notes (the “sub notes”), which upon settling of a concurrently executed Canadian dollar swap have an effective coupon rate of 6.78%. The sub notes, which have a coupon of 7.25%, will be listed on the New York Stock Exchange under the symbol “BEPJ” and have the same accounting and rating treatment as our Preferred Limited Partnership (“LP”) Units.

The sub notes will represent Brookfield Renewable’s thirteenth green labelled corporate securities issuance and the second issuance under Brookfield Renewable’s 2024 Green Financing Framework. Brookfield Renewable will use the net proceeds from the sale of the sub notes to finance or refinance eligible investments under Brookfield Renewable’s 2024 Green Financing Framework, including the redemption of its Class A Preferred LP Units, Series 15 (the “Series 15 Preferred Units”), which were scheduled to reset in April at approximately 70 basis points higher than the newly issued sub notes.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC acted as joint book-running managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the sub notes described herein, nor shall there be any sale of these sub notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The sub notes were not offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Redemption of Series 15 Preferred Units

Brookfield Renewable intends to redeem all of its outstanding Series 15 Preferred Units (TSX: BEP.PR.O) for cash on April 30, 2024. The redemption price for each Series 15 Preferred Unit will be C$25.00. Holders of Series 15 Preferred Units of record as of April 15, 2024 will receive the previously declared final quarterly distribution of C$0.359375 per Series 15 Preferred Unit.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and distributed energy and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 33,000 megawatts and our development pipeline stands at approximately 155,400 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $900 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 416 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com